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Securities and Exchange Commission

Division of Corporation Finance

100 First Street, N.E.

Washington, D.C. 20549

Attn:	Tim Buchmiller
Senior Counsel
Mail Stop 6010

Re:	Amgen Inc.
Definitive Proxy Statement
Filed March 22, 2007
File Number: 000-12477

Dear Mr. Buchmiller:

On behalf of our client, Amgen Inc. (the “Company”), we confirm receipt of the comment letter to Mr. Kevin W. Sharer, the Company’s Chief Executive Officer, dated August 21, 2007, from the Staff of the Division of Corporation Finance of the Securities and Exchange Commission, concerning the above referenced filing. We are writing this letter to confirm that the Company anticipates submitting its response to the comment letter on or before October 15, 2007. The extension will enable the Company’s Compensation and Management Development Committee to review the draft responses to the comment letter at the Committee’s next regularly scheduled meeting to be held on October 2, 2007 and will enable management to reflect any views of the Committee in the comment letter response.

Please call me at 714-755-8261 if you have any questions regarding this letter.

Sincerely,

/s/ Regina M. Schlatter
Regina M. Schlatter of LATHAM & WATKINS LLP